

02007375

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50882

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2002
143
WASH. D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Charter New England Agency, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 North Main Street
(No. and Street)

Concord	NH	03302-2530
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cynthia W. Sanford 603-224-1350
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf and Company
(Name — *if individual, state last, first, middle name*)

One International Place	Boston	MA	02110-2618
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Cynthia W. Sanford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charter New England Agency, Inc., as of December 31, 19/2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

MARGO A. FIELD, Notary Public
My Commission Expires October 14, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

TABLE OF CONTENTS

One International Place • Boston, Massachusetts • 02110-2618 • Phone 617-439-9700 • Fax 617-439-0476

1500 Main Street • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149

www.wolfandco.com

CHARTER NEW ENGLAND AGENCY, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION

Years Ended December 31, 2001 and 2000

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Charter New England Agency, Inc.

We have audited the accompanying statements of financial condition of Charter New England Agency, Inc. as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charter New England Agency, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedule I (Computation of Net Capital Under Rule 15c3-1 at December 31, 2001 and 2000) is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
February 1, 2002

a member of
POLARIS™ INTERNATIONAL

One International Place • Boston, Massachusetts • 02110-2618 • Phone 617-439-9700 • Fax 617-439-0476
1500 Main Street • Suite 1908 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
www.wolfandco.com

CHARTER NEW ENGLAND AGENCY, INC.
(a Wholly-Owned Subsidiary of Charter Holding Corp.)

STATEMENTS OF FINANCIAL CONDITION

December 31, 2001 and 2000

ASSETS

	2001	2000
Cash and cash equivalents	$115,558	$136,675
Receivables from related parties	67,131	13,321
Furniture and equipment, net	2,121	1,077
Prepaid expenses and other assets	10,990	13,970
	$195,800	$165,043

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
Accounts payable and accrued expenses	$ 31,859	$ 32,106
Total liabilities	31,859	32,106
Commitments and contingencies (Note 5)	-	-
Stockholder's equity:		
Common stock; $1 par value, 5,000 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	699,000	559,000
Accumulated deficit	(536,059)	(427,063)
Total stockholder's equity	163,941	132,937
	$195,800	$165,043

The accompanying notes are an integral part of these financial statements.

CHARTER NEW ENGLAND AGENCY, INC.
(a Wholly-Owned Subsidiary of Charter Holding Corp.)

STATEMENTS OF OPERATIONS

Years Ended December 31, 2001 and 2000

	2001	2000
Operating revenues:		
Underwriting fees and commissions	$ 676,032	$ 698,700
Interest income	2,274	2,342
Other income	-	1,205
Total operating revenue	678,306	702,247
Operating expenses:		
Commissions	267,345	278,034
Employment expenses	511,024	573,598
Regulatory and professional fees	12,067	14,950
General and administrative expenses	31,030	37,465
Other expenses	7,957	7,413
Total expenses	829,423	911,460
Loss before income taxes	(151,117)	(209,213)
Income tax benefit	42,121	65,514
Net loss	$(108,996)	$(143,699)

The accompanying notes are an integral part of these financial statements.

CHARTER NEW ENGLAND AGENCY, INC.
(a Wholly-Owned Subsidiary of Charter Holding Corp.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31, 2001 and 2000

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 1999	$ 1,000	$359,000	$ (283,364)	$ 76,636
Capital contribution from Charter Holding Corp.	-	200,000	-	200,000
Net loss	-	-	(143,699)	(143,699)
Balance, December 31, 2000	1,000	559,000	(427,063)	132,937
Capital contribution from Charter Holding Corp.	-	140,000	-	140,000
Net loss	-	-	(108,996)	(108,996)
Balance, December 31, 2001	$ 1,000	$699,000	$ (536,059)	$163,941

The accompanying notes are an integral part of these financial statements.

CHARTER NEW ENGLAND AGENCY, INC.
(a Wholly-Owned Subsidiary of Charter Holding Corp.)

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net loss	$(108,996)	$(143,699)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	772	1,068
Net change in:		
Receivables from related parties	(53,810)	8,506
Prepaid expenses and other assets	2,980	(9,610)
Accounts payable and accrued expenses	(247)	(8,268)
Net cash used by operating activities	(159,301)	(152,003)
Cash flows from investing activities:		
Purchase of furniture and equipment	(1,816)	-
Net cash used for investing activities	(1,816)	-
Cash flows from financing activities:		
Capital contribution	140,000	200,000
Net cash provided by financing activities	140,000	200,000
Net increase (decrease) in cash and cash equivalents	(21,117)	47,997
Cash and cash equivalents at beginning of year	136,675	88,678
Cash and cash equivalents at end of year	$ 115,558	$ 136,675
Supplemental cash flow information:		
Income taxes paid	$ 4,200	$ -

The accompanying notes are an integral part of these financial statements.

CHARTER NEW ENGLAND AGENCY, INC.
(a Wholly-Owned Subsidiary of Charter Holding Corp.)

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2001 and 2000

1. DESCRIPTION OF BUSINESS

Charter New England Agency, Inc. (CNEA) is a 100% subsidiary of Charter Holding Corp. (Charter). CNEA is a limited broker-dealer registered with the Securities and Exchange Commission and incorporated under the laws of the State of New Hampshire, which markets life insurance, mutual funds and fixed annuities through a third party marketing agreement with six affiliated banks within the state of New Hampshire.

On September 30, 2000, Charter was acquired by a collaboration of three banks; Savings Bank of Walpole, Meredith Village Savings Bank and Lake Sunapee Bank (the Banks). These Banks collectively owned 10% of the outstanding common stock of Charter just prior to the transaction. On September 30, 2000, the Banks acquired the remaining 90% of Charter from Phoenix Home Life Mutual Insurance Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Charter New England Agency's financial statements have been prepared using accounting principles generally accepted in the United States of America. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, cash and cash equivalents include cash and balances due from banks.

Furniture and equipment

Buildings and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets.

Revenue recognition

Underwriting fees and commissions earned (and related expenses) from the distribution and sale of life insurance, annuities and mutual fund shares are recorded on a trade date basis.

Advertising costs

Advertising costs are expensed as incurred.

CHARTER NEW ENGLAND AGENCY, INC.
(a Wholly-Owned Subsidiary of Charter Holding Corp.)

NOTES TO FINANCIAL STATEMENTS (Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income taxes

CNEA is a party to the federal tax sharing agreement by and among Charter and its subsidiaries in which income taxes are allocated on a pro rata basis based on each company's contribution to the consolidated group's taxable income or loss. CNEA files a separate New Hampshire state income tax return.

Employee benefit plan

Certain employees of CNEA are covered under a qualified 401(k) plan sponsored and administered by Charter Trust Company, a wholly-owned subsidiary of Charter. The plan complies with requirements established by the Employee Retirement Income Security Act of 1974.

The employees of CNEA also receive certain health care and life insurance benefits provided under a Section 125 plan administered by Charter Trust Company.

3. FURNITURE AND EQUIPMENT

The cost and accumulated depreciation of furniture and equipment at December 31, is as follows:

	2001	2000
Office equipment	$ 1,815	$1,815
Furniture and fixtures	2,023	2,023
Computer software	1,816	-
	5,654	3,838
Less accumulated depreciation	3,533	2,761
Furniture and equipment, net	$ 2,121	$1,077

Depreciation expense was $772 and $1,068 for the years ended December 31, 2001 and 2000, respectively, and is included in general and administrative expenses.

4. INCOME TAXES

The components of the income tax benefit are as follows for the years ended December 31:

	2001	2000
Current:		
Federal	$ 45,283	$ 67,801
State	(3,162)	(2,287)
	$ 42,121	$ 65,514

The effective tax benefit rates for the years ended December 31, 2001 and 2000 are 27.9% and 31.3%, respectively, and differ from the statutory rate of 34% due primarily to the state taxes.

There are no deferred tax assets or liabilities at December 31, 2001 and 2000.

5. CAPITAL AND RESERVE REQUIREMENT INFORMATION

As a broker-dealer registered with the Securities and Exchange Commission, CNEA is subject to certain rules regarding minimum net capital. Charter New England Agency operates pursuant to Rule 15c3-1, paragraph (a) of the Securities Exchange Act of 1934 and, accordingly, is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined) which may not exceed 15 to 1. Aggregate indebtedness, net capital and resultant ratios for CNEA at December 31 are as follows:

	2001	2000
Aggregate indebtedness	$31,859	$32,106
Net capital	77,699	83,507
Ratio of aggregate indebtedness to net capital	.41 to 1.0	.38 to 1.0

CNEA's minimum required net capital at December 31, 2001 and 2000, based on its aggregate indebtedness on that date, is $5,000.

The operations of CNEA do not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, CNEA is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by section (k)(1) of such rule.

CHARTER NEW ENGLAND AGENCY, INC.
(a Wholly-Owned Subsidiary of Charter Holding Corp.)

NOTES TO FINANCIAL STATEMENTS (Concluded)

6. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the year ended December 31 are comprised of the following:

	2001	2000
Travel, training and entertainment	$ 15,769	$ 19,148
Depreciation	772	1,068
Telephone	3,620	4,266
Outside payroll services	2,786	3,018
Postage	293	1,018
Office supplies	4,443	5,634
Advertising	3,301	1,535
Other	46	1,778
	$ 31,030	$ 37,465

7. RELATED PARTY TRANSACTIONS

Receivables from Related Parties

Receivables from related parties were as follows as of December 31.

	2001	2000
Taxes receivable from parent	$ 64,962	$ 11,656
Other receivables	2,169	1,665
	$ 67,131	$ 13,321

Agreements with Affiliates

W. S. Griffith, Inc., a wholly-owned subsidiary of PM Holdings, a wholly-owned subsidiary of Phoenix Home Life Insurance Company, has entered into an agreement with CNEA to perform all sales of securities, whether general securities, mutual funds, variable insurance products or other forms thereof, made on the premises of the three owner banks of Charter Holding Corp. (six affiliated banks until September 30, 2000). As compensation for their services, W. S. Griffith earns ten percent of the underwriting fees for annuity and mutual fund sales, which are deducted from underwriting fees and commissions and amounted to $64,428 and $65,378 for the years ended December 31, 2001 and 2000, respectively.

Schedule 1

CHARTER NEW ENGLAND AGENCY, INC.
(a Wholly-Owned Subsidiary of Charter Holding Corp.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

As of December 31, 2001 and 2000

Net capital	2001	2000
Total stockholder's equity, allowable for purposes of net capital computation	$163,941	$132,937
Less nonallowable assets:		
Fidelity bond excess deductible	6,000	20,000
Receivables from related parties	67,131	13,321
Furniture and equipment, net	2,121	1,077
Prepaid expenses and other assets	10,990	13,970
Net capital before specific reduction in the market value of securities	77,699	84,569
Less securities haircuts pursuant to Rule 15c3-1	-	1,062
Net capital	$ 77,699	$ 83,507
Aggregate indebtedness		
Total liabilities included in statement of financial condition	$ 31,859	$ 32,106
Aggregate indebtedness	$ 31,859	$ 32,106
Minimum net capital required to be maintained	$ 5,000	$ 5,000
Net capital in excess of minimum requirements	$ 72,699	$ 78,507
Ratio of aggregate indebtedness to net capital	.41 to 1.0	.38 to 1.0

Additional Information
Schedule 1 (Concluded)

CHARTER NEW ENGLAND AGENCY, INC.
(a Wholly-Owned Subsidiary of Charter Holding Corp.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

As of December 31, 2001 and 2000

Note A – Reconciliation of the unaudited FOCUS Report

The amounts appearing above differ from those reported by CNEA in Part II-A of the unaudited FOCUS Report on Form X-17a-5 at December 31, 2001 and 2000 as follows:

	2001	2000
Net capital per the unaudited FOCUS Report	$77,699	$82,931
Adjustments and reclassification in the preparation of financial statements, net	-	576
Net capital per above	$77,699	$83,507
Aggregate indebtedness per the unaudited FOCUS Report	$31,859	$32,682
Adjustments and reclassification in the preparation of financial statements, net	-	(576)
Aggregate indebtedness per above	$31,859	$32,106

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

Report of Independent Accountants
on Internal Control Required by
SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors and Stockholder of
Charter New England Agency, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Charter New England Agency, Inc. (the "Company") for the years ended December 31, 2001 and 2000, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule l7a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule l5c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

a member of
POLARIS™
INTERNATIONAL

One International Place • Boston, Massachusetts • 02110-2618 • Phone 617-439-9700 • Fax 617-439-0476
1500 Main Street • Suite 1908 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
www.wolfandco.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures arc to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
February 1, 2002